Contact

www.linkedin.com/in/chase-collins111 (LinkedIn)

Top Skills

Start-up Ventures
Electrical Engineering
Business Management

Chase Collins

Inventor - Entrepreneur - Hydrogen Energy
United Kingdom

Summary

Inventor - Entrepreneur - Hydrogen Energy

Experience

Emission Free Generators, Inc.
Co-Founder & CTO
January 2022 - Present (3 years 4 months)
San Diego, California, United States

Citrus Group Hospitality
Founder & CEO
October 2023 - Present (1 year 7 months)
London Area, United Kingdom

New Base Power
Co-Founder & CTO
March 2019 - Present (6 years 2 months)
Pennsylvania, United States

Collins Synergy
Founder & CTO
May 2018 - Present (7 years)
United States

Education

Tonbridge School
· (September 2010 - July 2015)